Exhibit 23.3

Consent of Cerulli Associates

Reference is made to the Form S-1 registration statement, including any amendments or supplements thereto (the “Registration Statement”) relating to the initial public offering of Class A Common Stock of Focus Financial Partners Inc. (the “Company”). We hereby consent to be named in the Registration Statement as the source for the factual information and projections included on Exhibit A hereto.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Cerulli Associates

By:	/s/ Kurt Cerulli
Name:	Kurt Cerulli
Title:	Chief Executive Officer

March 24, 2017
Boston, Massachusetts

Exhibit A

Certain information contained in “Prospectus Summary” and “Business” is based on studies, analyses and surveys prepared by Cerulli Associates, Inc. . . . and other third-party sources.

RIAs experienced the strongest growth among the wealth management channels in 2015, growing 7.5% to 33,113 total advisors, according to the Cerulli U.S. Advisor Metrics 2016 Report (the “Cerulli 2016 Advisor Report”).  In addition, from 2007 to 2015 RIAs increased their share of total advisors across all channels from 6.9% to 10.7%.  The number of advisors in the RIA channel is expected to grow at a CAGR of 2.7% from 2015 to 2020, the highest expected growth rate among all wealth management channels.  This amounts to more than 37,800 advisors with an advisor headcount share of 12.4% in 2020, based on estimates from the Cerulli 2016 Advisor Report.  In addition to a growing number of advisors, the RIA channel is fragmented with 13,670 RIAs as of December 31, 2015, according to the Cerulli 2016 Advisor Report.

As of December 31, 2015, 19.2% of advisors across all channels worked for RIAs or dually registered firms (those firms that can act either in a fiduciary-based advisory capacity or a suitability-based broker capacity), collectively, and such percentage is expected to grow to 21.3% by the end of 2020, according to the Cerulli U.S. RIA Marketplace 2016 Report (the “Cerulli 2016 RIA Report”).

Wirehouse asset marketshare fell from 41.3% to 37.0% between 2008 and 2015 and is expected to fall further to 32.1% by 2020, according to the Cerulli 2016 Advisor Report.  Conversely, RIAs and dually registered firms saw an increase in their collective asset marketshare from 16.8% to 23.3% between 2008 and 2015 and are expected to have an asset marketshare of 28.1% by 2020, according to the Cerulli 2016 Advisor Report.

According to the Cerulli RIA Marketplace 2015 Report (the “Cerulli 2015 RIA Report”), 32.5% of all RIAs are unsure who their practice successor will be. The Cerulli 2016 Advisor Report found that, as of December 31, 2015, the average age of an RIA advisor was 52.0 years and 20% of RIA advisors planned to exit the industry in the next five to nine years.